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FUNDRISE | Real Estate Interval Fund

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $9,892,000, and an affiliate of the Adviser, which invested roughly $6,594,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Single-family rental development near Dallas, TX

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.

	
A rendering of the planned townhomes.	*Site plan of the future community.*

We've acquired approximately 34-acres of construction-ready land in Denton, Texas, for an initial purchase price of $16.5 million, with plans to develop it into a 405-unit rental townhome community. The property is conveniently located near Interstate I-35 E, providing direct access to downtown Dallas within a 45-minute drive.

At a strategic level, this investment fits within our affordably-priced Sunbelt apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our first quarter flagship portfolio update and 2020 year-end letter to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the

population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds: the Fundrise Interval Fund, which invested roughly $9.9 million, and the Growth eREIT 2019, which invested roughly $6.6 million.

Strategy

This investment follows an Opportunistic strategy.

Business plan

The property is already entitled for the construction of 405 townhomes. We plan to work through design and permitting over the next several months, and expect to be ready to begin construction sometime in the fourth quarter. Our timeline calls for delivery of the first batch of homes early next year, with subsequent batches delivering on a monthly cadence thereafter. We've engaged a national general contractor to perform construction services on this project, whose track record consists of over $1.5 billion worth of projects, including several other similar communities in the region.

Similar to our other single-family rental home communities, our intent is to lease up each batch of homes as they deliver, while construction on the overall community continues. When construction is complete, we will be the sole owner of an entire rental townhome community, situated in a desirable location just north of Dallas, putting us in an excellent position for both ongoing rental income generation and long-term appreciation.

We expect the total budget to be roughly $80 million, a portion of which we may seek to obtain construction financing for.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

While we've acquired the land in an all-cash transaction, we intend to obtain portfolio-level financing when the homes deliver, with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

While the extent of the negative impacts of the COVID-19 pandemic on the broader economy remains uncertain, we believe this investment is well-positioned not only to withstand a prolonged economic downturn, but to potentially benefit from more permanent shifts in behavior that may result.

- **Already entitled site:** Prior to our investment, the property had secured the entitlements necessary for the development of all 405 townhomes. Because the property has already taken those important steps toward construction, we're able to begin development significantly sooner than if we needed to entitle the project ourselves, which reduces our overall timeline and uncertainty in the investment.

- **Growing local economy:** The Dallas metro area as a whole continues to rank among the nation's fastest-growing, having added 19% to its population since 2010, far outpacing the nationwide increase of about 6% over the same period. Additionally, in 2020, the Dallas area proved to be the second largest market in the country for Fortune 500 companies, based on revenue, behind only New York.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Editor's note: *The following memo was distributed by Fundrise Advisors to its clients who are shareholders of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. The transaction referenced in this memo was a co-investment transaction made by the Fund, which invested roughly $14,059,000, and an affiliate of the Adviser, which invested roughly $1,562,000. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com, or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

New acquisition: Single-family rental development near Atlanta, GA

This investment fits into our broader strategy to invest in affordably-priced rental housing across the Sunbelt.









We've invested in the acquisition and development of a new community of 67 townhomes in Sandy Springs, Georgia, just thirty minutes north of downtown Atlanta.

At a strategic level, this investment fits within our affordably-priced [Sunbelt](#) apartment / rental housing thesis. From millennials to retirees, a broad group of Americans has been taking part in a migration from northern to southern states over the past decade, driving continued demand for well-priced, well-located real estate, and supporting steady returns for disciplined investors.

As we stated in our [first quarter flagship portfolio update](#) and [2020 year-end](#) letters to investors, we believe that this long-term trend has only been further accelerated by the pandemic. In an economy where remote work is becoming the norm for more and more people, we expect that an increasing share of the population won't need to live in expensive gateway cities and will instead seek out locations that offer lower living costs and more agreeable climates.

This acquisition was made by a joint venture between two Fundrise sponsored funds, the Fundrise Interval Fund, which invested roughly $14.1 million, and the Growth eREIT VII, which invested roughly $1.6 million.

Strategy

This investment follows a Value-Add strategy.

Business plan

We acquired the property from a national homebuilder, who has already secured the permits and entitlements necessary to build 67 townhomes on the site, completed the initial phase of land development for the entire community, including paving the roads, setting utilities, and laying foundations, and even started vertical construction on homes. At the time of our acquisition, the first 13 townhomes in the community were finished, and construction was underway on seven additional homes.

Our initial investment of roughly $15.6 million includes an all-cash purchase of the first 13 townhomes completed in the community and 47 construction-ready lots. Our intent is to purchase the other seven homes directly from the homebuilder when they wrap up construction.

As the owner of the construction-ready lots, we have engaged the same builder to complete construction on the homes, which they have agreed to deliver at a fixed price (i.e. they are responsible for cost overruns). They expect to deliver the new homes in batches of roughly eight homes per month.

Similar to our other single-family rental home communities, our intent is to lease up each batch of homes as they deliver, while construction on the overall community continues. In addition to the homes, the finished community will include key common amenities, such as a clubhouse and pool. When construction is complete, we will be the sole owners of an entire community of 67 rental townhomes, situated in a desirable location in northern Atlanta, putting us in an excellent position for both ongoing rental income generation and long-term appreciation.

We expect the project's total cost to be roughly $31.8 million. We have agreed to fund the construction costs to the builder in installments, following the completion of determined development milestones of each batch of homes, such as finishing framing or drywall installation.

Our intent with this and other similar investments — including both single-family rental home communities and some apartment communities — is to be a long-term investor, building a scaled portfolio that generates consistent rental income, while at the same time positioning ourselves to capture what we believe will be outsized price appreciation thanks to a confluence of demographic factors driving demand across the Sunbelt.

While we've acquired the land in an all-cash transaction, we intend to obtain portfolio-level financing on the completed homes , with the aim of increasing expected returns and freeing up cash to deploy elsewhere.

Why we invested

- **Construction-ready site:** Prior to our investment, all of the processes necessary in order for us to build homes at the property had already been completed, including permitting, design, entitlements, initial land development, and even vertical construction on the first phase of homes. Because the property is already fully prepped for construction, we're able to begin development immediately, which reduces our overall risk in the investment.

- **Healthy local economy:** Between 2010 and 2019, the Atlanta area's population grew nearly three times faster than the national average, according to the U.S. Census. As the area continues to grow, affordability is becoming a top concern, making neighboring areas like Sandy Springs attractive to both renters and homebuyers.

As always, if you have any questions or feedback, please visit our help center or reach out to us at investments@fundrise.com.

About the Fund

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fund also seeks to provide investors with liquidity through quarterly offers to repurchase a limited amount of the Fund's Shares (at least 5%), pursuant to Rule 23c-3 under the Investment Company Act of 1940. For the latest available repurchase notice, please click here or see the "Literature" section of fundriseintervalfund.com.